SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF) 33.042.730/0001 -04
Companies Registry (NIRE) 3330001159-5

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL, as a complement to the notice to the market released on September 28, 2009, informs that its Board of Directors, in a meeting held on December 15, 2009, (i) approved the segregation of assets related to the iron ore business and correlated logistics activities, upon the transfer, to a Company’s subsidiary, of assets, rights and obligations comprising said business, including the investments in operating companies related to such business; (ii) authorized the Company’s Executive Management to hire appraisal companies to provide the accounting valuation of said assets, rights and obligations; and (iii) authorized the Company’s Executive Management to take all measures, identify and obtain eventual previous authorizations necessary for the implementation of said segregation, including, but not limited to, authorizations from governmental bodies and third parties. The implementation of acts described in items (ii) and (iii) is expected to occur during the first quarter of 2010.

Rio de Janeiro, December 16, 2009

COMPANHIA SIDERÚRGICA NACIONAL
Paulo Penido Pinto Marques
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.